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06003254

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 049018

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercury Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 Fifth Avenue
(No. and Street)

San Rafael (City) | California (State) | 94901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maia McGehee | (415) 454-4184 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) | Northridge (City) | California (State) | 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maia McGehee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercury Securites, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of __________________________

County of _________________________

Subscribed and sworn (or affirmed) to before me this ____ day of __________, ______

See attached

Notary Public

Signature

Managing Member

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California
County of Marin } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 ____________________ Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 17th day of February, 2006, by
Date Month Year

(1) Maia McGehee,
Name of Signer

☐ Personally known to me
☒ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

~~(and~~

(2) ____________________,
Name of Signer

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

[signature]
Signature of Notary Public

MARTHA ROMERO
Commission # 1547376
Notary Public - California
Marin County
My Comm. Expires Feb 24, 2009

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: Feb. 17/06 Number of Pages: one

Signer(s) Other Than Named Above: none

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Mercury Securities LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Mercury Securities LLC

We have audited the accompanying statement of financial condition of Mercury Securities LLC as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercury Securities LLC as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 10, 2006

We Focus & Care℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Mercury Securities LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 6,972
Securities, not readily marketable	825
Total assets	$ 7,797

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ 500
Total liabilities	500
Members' equity	7,297
Total liabilities and members' equity	$ 7,797

The accompanying notes are an integral part of these financial statements.

Mercury Securities LLC
Statement of Operations
For the Year Ended December 31, 2005

Revenue	
Commission income	$ 1,098
Realized gain (loss) on expired warrants	(825)
Other income	129
Total revenue	402
Expenses	
Commission expense	310
Professional fees	2,750
Other operating expenses	2,757
Total expenses	5,817
Income (loss) before income taxes	(5,415)
Total income tax provision	800
Net income (loss)	$ (6,215)

The accompanying notes are an integral part of these financial statements.

Mercury Securities LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2005

	Members' Equity
Balance on January 1, 2005	$ –
Members' contributions	13,512
Net income (loss)	(6,215)
Balance on December 31, 2005	$ 7,297

The accompanying notes are an integral part of these financial statements.

Mercury Securities LLC
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:

Net income (loss)		$ (6,215)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
Realized loss on securities, not readily marketable	$ 825	
(Increase) decrease in:		
Commission receivable	86	
(Decrease) increase in:		
Account payable	500	
Commission payable	(564)	
Total adjustments		847
Net cash and cash equivalents provided by (used in) operating activities		(5,368)
Cash flows from investing activities:		–
Cash flows from financing activities:		
Members' contributions	4,000	
Net cash and cash equivalents provided by (used in) financing activities		4,000
Net increase (decrease) in cash and cash equivalents		(1,368)
Cash and cash equivalents at beginning of year		8,340
Cash and cash equivalents at end of year		$ 6,972

Supplemental disclosure of cash flow information:

Cash paid during the year for

Interest	$ –
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

Mercury Securities LLC (the "Company") was incorporated in the State of California on March 22, 2005. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). Prior to its incorporation, the Company was operated as Mercury Securities, a proprietorship. The Company sells investments in mutual funds to individuals and corporate investors and has been approved to sale variable annuities by the NASD. The Company has also applied for licensing with the Department of Insurance in the state of California. The Company earns commissions directly from the mutual funds in which it invests.

The Company is a fully disclosed broker-dealer whereby it does not hold customer funds or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Commission income and expenses are recorded on a trade date basis.

The Company is treated as a disregarded entity for federal tax purposes, in accordance with member limited liability rules. All tax effects of the Company's income or loss are passed through to the members. Therefore no federal tax provision has been provided. However the Company is subject to a gross receipts tax in California for limited liability companies.

Note 2: <u>SECURITIES, NOT READILY MARKETABLE</u>

Securities, not readily marketable consist of 300 warrants in the NASDAQ Stock Market, Inc. These securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first, second, and third tranches have expired. The Company still has the remaining options to exercise in the following tranche:

Note 2: SECURITIES, NOT READILY MARKETABLE
(Continued)

		Exercisable on	Expires on	Exercise Price
Tranche 4	1,500 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $825.

Note 3: INCOME TAXES

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. At December 31, 2005 the Company recorded gross receipts tax of $–0– , and the minimum limited liability company income tax of $800 for a total tax provision of $800.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" (FAS 123R), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 5: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $6,472, which was $1,472 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($500) to net capital was 0.08 to 1, which is less than the 8 to 1 maximum ratio allowed for a first year broker/dealer.

Note 6: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $500 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 6,972
Adjustments:		
Members' equity	(1,325)	
Non-allowable assets	$ 825	
Total adjustments		500
Net capital per audited statements		$ 6,472

Mercury Securities LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital		
Members' equity	$ 7,297	
Total members' equity		$ 7,297
Less: Non allowable assets		
Securities, not readily marketable	(825)	
Total non-allowable assets		(825)
Net Capital		6,472
Computation of net capital requirements		
Minimum net capital requirements		
12 1/2 percent of net aggregate indebtedness	$ 63	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 1,472
Ratio of aggregate indebtedness to net capital	0.08: 1	

There was a material difference of $500 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2005. See Note 6.

See independent auditor's report.

Mercury Securities LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirement is not applicable to Mercury Securities LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report.

Mercury Securities LLC
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to Mercury Securities LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report.

Mercury Securities LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

Board of Directors
Mercury Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of Mercury Securities LLC for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Mercury Securities LLC including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 10, 2006